Exhibit II
to
Schedule 13G
Joint Filing Agreement
The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated November 10, 2011 in connection with their beneficial ownership of Electronics for Imaging, Inc. Each of Columbia Seligman Communications & Information Fund, Inc. , and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.
By:	/s/ Wade M. Voigt
Wade M. Voigt
Vice President - Fund Administration - Financial Reporting

Columbia Seligman Communications & Information Fund, Inc.
By:	/s/ Scott R. Plummer
Scott R. Plummer
Senior Vice President, Secretary and Chief Legal Officer

Columbia Management Investment Advisers, LLC
By:	/s/ Amy Johnson
Amy Johnson
Chief Operating Officer